Press Release

[Graphic omitted] Ahold

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  August 13, 2003
                                 For more information:  +31 75 659 57 20


Ahold divests Dutch restaurant 'De Walvis'

Zaandam, The Netherlands, August 13, 2003 - Ahold today announced the divestment of its Dutch restaurant 'De Hoop op d'Swarte Walvis' (De Walvis) located in Zaandam. The Nedstede Group has acquired the restaurant through an asset sale and purchase agreement that includes inventory and real estate. The agreement will take effect on September 8, 2003. The transaction sum was not disclosed.

The Nedstede Group is an Amsterdam-based Dutch real estate and investment company.

All 26 associates currently working at the restaurant will transfer to the new owner. De Walvis has been part of Ahold for several decades. The divestment of the restaurant is part of Ahold's strategic plan to restructure its portfolio to focus on core activities and to concentrate on its mature and most stable markets.


Ahold Corporate Communications +31 75 659 57 20


                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302